7/9/14

SECUR 14041094 SSION

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SEC MAIL PROCESSING SECTION RECEIVED JUL 07 2014 WASHINGTON D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IIFL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 AVENUE OF THE AMERICAS, 34TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAHUL AJMERA 212-221-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381	Athens	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/9/14

OATH OR AFFIRMATION

I, Rahul Ajmera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IIFL CAPITAL, INC., as of MARCH 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISOL ROSARIO
Notary Public - State of New York
NO. 01RO6277682
Qualified in Bronx County
My Commission Expires 03/11/2017

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IIFL CAPITAL, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
MARCH 31, 2014
AND INDEPENDENT AUDITORS' REPORT

WJB & Co., P.C.

IIFL CAPITAL, INC.

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
IIFL Capital, Inc.:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of IIFL Capital, Inc., (the Company) as of March 31, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IIFL Capital, Inc. as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
May 7, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

IIFL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	456,342
Deferred tax asset		63,188
TOTAL ASSETS	$	519,530

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	144,968
Due to related party		2,290
Total liabilities		147,258
STOCKHOLDER'S EQUITY:		
Common stock, 1,000 shares authorized, $0.01 par value 100 shares issued and outstanding		1
Additional paid-in capital / share premium		687,499
Retained deficit		(315,228)
Total stockholder's equity		372,272
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	519,530

See Independent Auditors' Report and
Notes to Financial Statements.

IIFL CAPITAL, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2014

REVENUES:		
Commissions	$	295,000
Research		226,630
Total revenues		521,630
OPERATING EXPENSES:		
Compensation and benefits		379,650
Sub-brokerage		327,456
Professional services		80,061
Rent		34,426
Insurance		28,046
Travel and conveyance		15,985
Audit fees		10,000
Business promotion		8,170
Telephone		7,749
Data information services		6,451
Office		839
Bank service charges		703
Printing and reproduction		469
Total expenses		900,005
Loss before income taxes		(378,375)
Income tax benefit		63,188
NET LOSS	$	(315,187)

See Independent Auditors' Report and
Notes to Financial Statements.

IIFL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2014

STOCKHOLDER'S EQUITY, APRIL 1, 2013	$	312,459
Net loss		(315,187)
Capital contributions - additional paid in capital		375,000
STOCKHOLDER'S EQUITY, MARCH 31, 2014	$	372,272

See Independent Auditors' Report and
Notes to Financial Statements.

IIFL CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2014

OPERATING ACTIVITIES:		
Net loss	$	(315,187)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred tax asset		(63,188)
Increase (decrease) in:		
Accrued expenses		144,968
Due to related party		(210)
Net cash used in operating activities		(233,617)
FINANCING ACTIVITIES:		
Capital contributions		375,000
Net cash provided by financing activities		375,000
NET INCREASE IN CASH		141,383
CASH AT BEGINNING OF YEAR		314,959
CASH AT END OF YEAR	$	456,342

See Independent Auditors' Report and
Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

IIFL Capital Inc. (the "Company") is a wholly owned subsidiary of IIFL Holdings Limited (the "Parent", formerly known as India Infoline Limited). The Company was incorporated on December 20, 2011 under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company focuses on investments in the South East Asian markets, with a focus on India and Sri Lanka. The Company's clients are predominately comprised of hedge funds, investment managers and banks.

On July 9, 2013 FINRA granted the continuing membership application of IIFL, Inc. (a company under common ownership) wherein IIFL, Inc. requested approval of an asset transfer to the Company through succession and amendment to the Form BD pursuant to NASD Rule 1017. As a result IIFL, Inc.'s status as a SEC registered broker-dealer and member of FINRA was transferred to the Company.

On February 18, 2014 the Parent changed its name from India Infoline Limited to IIFL Holdings Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (continued)

Revenue Recognition
Commissions are generally recorded when earned and contractually due. Research fees are recorded when such fees are reasonably determinable or as received.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers highly liquid investments, with original maturities of 90 days or less, that are not held for sale in the ordinary course of business to be cash equivalents.

Translation of foreign currencies
The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies, if any, are translated based on the current rates of exchange at each balance sheet date, while income statement accounts are translated based on the rates of exchange at the time of each transaction. Gains or losses resulting from foreign currency transactions, if any, are included in net income.

Advertising costs
Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended March 31, 2014.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2014, the Company had net capital of $309,084 which was $59,084 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 47.64%.

3. NET CAPITAL REQUIREMENTS (continued)

The correction of an error that was detected after March 31, 2014 caused the Company's net capital to fall below 120% of its required minimum net capital as of November 30, 2013. As of November 30, 2013 the Company's net capital was $255,579 (102% of its required minimum net capital). The exact length of time during which net capital was below 120% of its required minimum was not determined at the time of the issuance of these audited financial statements. The violation was reported to FINRA on May 8, 2014 (within 24 hours of discovery).

4. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax asset as of March 31, 2014 are as follows:

Classified as current:	
Net operating loss carryforward	$ 63,188
Net current deferred tax asset	63,188
Less: valuation allowance	-
Net deferred tax assets	$ 63,188

The Company has not provided a valuation reserve against the deferred tax asset since management believes it is more likely that the full amount of the benefit will be realized in the future.

The provision for income taxes on the accompanying statement of operations differs from the amount computed by applying the federal statutory rate of 34% to the loss before income taxes due to the following:

- The Company's year-end for financial reporting is March 31, however its year-end for tax purposes is December 31.
- The effect of state and local income taxes.

As of March 31, 2014, the Company has available unused net operating loss carry-forwards that may be applied against future taxable income and that expire as follows:

Year of Expiration	Amount
2033	157,969

The Company files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to examination by federal, state and local tax authorities for years before 2011.

5. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2014, the Company earned revenue of $295,000 from the Parent, such amount is included in Commissions on the accompanying statement of operations.

During the year ended March 31, 2014 the Company incurred expenses of $103,945 in accordance with the terms of an expense sharing agreement with IIFL, Inc. (an entity under common ownership). Such expenses were included in operating expenses in the accompanying statement of operations. As of March 31, 2014 the Company had $2,290 payable to IIFL, Inc. as shown on the accompanying statement of financial condition.

On July 9, 2013 FINRA granted the continuing membership application of IIFL, Inc. wherein IIFL, Inc. requested approval of an asset transfer to the Company through succession and amendment to the Form BD pursuant to NASD Rule 1017. As a result IIFL Inc.'s status as a SEC registered broker-dealer and member of FINRA was transferred to the Company for $1.

6. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of March 31, 2014.

7. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 8, 2014, the date its financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

IIFL CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2014

SCHEDULE 1

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 372,272
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Deferred tax asset	(63,188)
NET CAPITAL	$ 309,084
AGGREGATE INDEBTEDNESS:	
Accrued expenses	144,968
Due to related party	2,290
Total aggregate indebtedness	$ 147,258
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	250,000
Excess net capital	59,084
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 9,084
Percentage of aggregate indebtedness to net capital	47.64%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of March 31, 2014.

See Independent Auditors' Report

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
IIFL Capital, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 14 and 15 - to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by IIFL Capital, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

ovDB & Co., P.C.

Athens, Georgia
May 7, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

IIFL Capital Inc
1114 Avenue of the Americas
34th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RAHUL ADMERA, 2122216812

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 1304.08

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1304.08

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1304.08

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IIFL CAPITAL, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 8th day of MAY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2013
and ending March 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 521,630
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 521,630
2e. General Assessment @ .0025	$ 1304.08 (to page 1, line 2.A.)

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Board of Directors
IIFL Capital, Inc.:

In planning and performing our audit of the financial statements and supplementary schedule of IIFL Capital, Inc (the "Company"), as of and for the year ended March 31, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above:

> *Employees or management who lack the qualifications and training to fulfill their assigned functions.*
> In April 2013 a key senior manager that performed the Company's accounting function, resigned unexpectedly. As a result the Company began outsourcing the accounting function to a team at the Parent, which included a change in the accounting software and personnel. The transition was not completed prior to the departure of the manager and as a result the new accounting team faced several challenges in integrating accounting responsibilities for the Company with other entities they were managing. As a result, the Company began a search for a qualified accountant to assume responsibility for the accounting function. In April 2014 the Company hired a CPA with several years of broker-dealer accounting experience to assume responsibility for the accounting function.

This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended March 31, 2014, and this report does not affect our report thereon dated May 7, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of March 31, 2014 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

WJB & Co., P.C.

Athens, Georgia
May 7, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM